Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On July 21, 2010, FirstEnergy Corp. issued the following newsletter to its employees relating to the proposed merger with Allegheny Energy, Inc.

m e r g e r n e w s JULY 21, 2010 V • 1 N • 5 FORM S-4 REGISTRATION STATEMENT DECLARED EFFECTIVE BY THE SEC, Companies Schedule Special Shareholder Meetings

Integration Teams Report PRELIMINARY OBSERVATIONS

Each Merger Integration Team provided initial reports to members of the Integration Steering Committee and Program Management Office (PMO) in June. The teams reported on their progress in the first 45 days, including observations related to the similarities and differences between the two companies and recommended approaches to address the differences, interdependencies with other work groups, and an initial assessment of Day-One requirements for each area of the combined company.

"We saw a good energy level and cooperation within and among the teams," said Chair of the Merger Steering Committee and Executive Vice President and President, FirstEnergy Generation **Gary Leidich**. "The groups were scheduled for two-hour sessions, and they each took every bit of it – and in some cases, more. We heard from almost every team member and gained great insights into what the teams are finding and how they plan to improve the overall performance of the new FirstEnergy."

"We asked a lot of questions of the teams and better understand their strategic approach to their integration work," said Allegheny Lead of the Merger Steering Committee and Chief Operating Officer, Generation **Curtis Davis**. "The teams are working well together, and we are pleased at how open they are to each others' viewpoints. They are making good progress in building an even stronger FirstEnergy."

Follow-up "deep dive" reports are scheduled for late July and August. These sessions will result in preliminary recommendations on how the merged company will operate and the design of the new organization. Recommendations aren't expected to become final until early 2011.

Regulatory MERGER APPROVAL SCHEDULES Established

The regulatory agencies in the states where we have filed merger applications have approved procedural schedules that will be used in connection with their consideration of our respective merger applications. For example, the Pennsylvania, Maryland and West Virginia schedules include deadlines for submitting testimony of interested parties as well as hearings and briefs, among other activities. Virginia has scheduled the date the Staff Commission report on the merger is due, as well as the date for the Company's response to that report. The Federal Energy Regulatory Commission (FERC) also has provided its schedule; we could have a decision from FERC on our merger application in late October.

"We are on schedule and I'm pleased with where we stand in the whole regulatory process," said FirstEnergy Executive Vice President and General Counsel **Leila Vespoli**, who chairs a Merger Approval Team working in parallel with the Integration Teams. "I'm looking forward to working with the respective state regulatory agencies and participating in the processes established in each state to help the parties understand what we're proposing and the benefits our combination with Allegheny Energy will bring to customers, communities and employees of our respective companies."

Expected Timing of Merger Approvals*


FERC; late October 2010
Maryland Public Service Commission; January 2011
September
October
November
December
2011
January
February
Virginia State Corporation Commission; September 2010
Public Service Commission of West Virginia and Pennsylvania Public Utility Commission; early 2011

**Timing is subject to change.*

Merger News 2 July 21, 2010

Updated Map of Combined Companies’ STRATEGIC FIT
The map reflects the sale of Allegheny Energy’s Virginia distribution assets, which was completed on June 1, 2010, and indicates the transmission service area within Virginia.
Toledo Edison Ohio Edison The ILLuminating Company Penelec Penn Power Met-ED Jersey Central Power & Light West Penn Power Potomac Edison Monongahela Power Potomac Edison/TRailco va transmission zone
Merger News 3 July 21, 2010

Q&A

QUESTIONS and ANSWERS

Q I have heard a rumor that FirstEnergy does not have any early retirement options and the retirement age is 62. While I was not planning on retiring at age 55, I had not planned on working until age 62. Can you provide me with the retirement benefit options and choices FirstEnergy offers?

A The current FirstEnergy Retirement Plans do provide the ability for vested employees with at least 10 years of service to elect early retirement with applicable early retirement reductions, anytime after age 55. At age 62, retirement is still considered early, but there are no reductions for early retirement. (For FirstEnergy non-bargaining unit employees hired before Jan. 1, 2005, the age considered early retirement with no reductions is 60 years old; union contracts dictate bargaining-unit employees' pension terms.)

Remember that any pension accrual changes always are prospective not retroactive. If you are vested in the Allegheny Retirement Plan at the time the merger is completed, you will always have that vested benefit along with the rights and features associated with it. Those benefits accrued to date are legally yours upon retirement.

Q Why weren't the Allegheny Ridge I and Allegheny Ridge II Wind Power Projects (that are part of the FirstEnergy SmartWind Initiative) shown on the merger map from the previous issue of *Merger News*?

A The Allegheny Ridge I and Allegheny Ridge II Wind Power Projects are not represented on the merger map because FirstEnergy does not own these assets. Rather than owning and operating the facilities, FirstEnergy contracts for the wind power. Only assets partially or wholly owned by Allegheny Energy or FirstEnergy are represented on the map.

Q What type of work schedules does the Operations Department have at FirstEnergy power plants?

A Plant work schedules at FirstEnergy vary, depending on whether the plant is a baseload, load-following or peaking plant. FirstEnergy staffs all functions at baseload plants to support 24-hour, seven-day-a-week operations. Shifts at plants other than baseload units vary.

Keeping You Updated with MERGER NEWS

The *Merger News* is designed to keep FirstEnergy and Allegheny Energy employees aware of merger-related activities and progress.

Hearing from you will help us answer your questions in future *Merger News* editions, within the legal restrictions we have on sharing certain information and as it becomes available. If you have questions or comments related to the proposed merger, send them to: merger@firstenergycorp.com or merger@alleghenyenergy.com.

Merger News 4 July 21, 2010

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

In addition to historical information, this newsletter may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy's and Allegheny Energy's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy are mailing the definitive joint proxy statement/prospectus to their respective shareholders, beginning on or about July 23, 2010. **FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.** You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

PARTICIPANTS IN THE MERGER SOLICITATION

FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy's executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy's executive officers and directors and Allegheny Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

Merger News 5 July 21, 2010